UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 01, 2020

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of a Prospectus dated 04 May 2020
Exhibit No. 2	Doc re. rights attached to debt securities dated 12 May 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: June 01, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Publication of Base Prospectus

The following base prospectus ("Base Prospectus") has been approved by the Financial Conduct Authority and the International Securities Market and is available for viewing:

Base Prospectus dated 4 May 2020 for the Barclays Bank PLC £15,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8644L_1-2020-5-4.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.

The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 2

Barclays Bank PLC (the "Company")

Rights attached to securities

In compliance with Listing Rule 17.3.9CR, the Company has forwarded a copy of the approved prospectus, offering circular, listing particulars, final terms or pricing supplement relating to each of the outstanding debt securities in the table below to the UK Financial Conduct Authority for publication.

These documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Securities
1.	Barclays Bank PLC £750,000,000 5.75 per cent. Fixed Rate Notes due 2021 (XS0446381930)
2.	Barclays Bank PLC U.S.$1,000,000,000 6.86 per cent. Callable Perpetual Core Tier One Notes (XS0155141830/US06738CAG42)
3.	Barclays Bank PLC £400,000,000 6 per cent. Callable Perpetual Core Tier One Notes (XS0150052388)
4.	Barclays Bank PLC £500,000,000 5.3304 per cent. Step-up Callable Perpetual Reserve Capital Instruments (XS0248675364)
5.	Barclays Bank PLC €1,000,000,000 6.625 per cent. Fixed Rate Subordinated Notes due 2022 (XS0611398008)
6.	Barclays Bank PLC €1,500,000,000 6.00 per cent. Fixed Rate Subordinated Notes due 2021 (XS0525912449)
7.	Barclays Bank PLC U.S.$1,520,842,000 10.179 per cent. Fixed Rate Subordinated Notes due 2021 (US06739FFU03/ XS0432830734)
8.	Barclays Bank PLC £1,961,347,000 10.00 per cent. Fixed Rate Subordinated Notes due 2021 (XS0429325748)
9.	Barclays Bank PLC €50,000,000 Subordinated Floating Rate Notes due December 2023 (XS0183122398)
10.	Barclays Bank PLC €50,000,000 Subordinated Floating Rate Notes due March 2022 (XS0144176996)
11.	Barclays Bank PLC £600,000,000 5.75 per cent. Fixed Rate Subordinated Notes due 2026 (XS0134886067)
12.	Barclays Bank PLC €100,000,000 Subordinated Floating Rate Notes due March 2021 (XS0126504421)
13.	Barclays Bank PLC €100,000,000 Subordinated Floating Rate Notes due 2040 (XS0122679243)
14.	Barclays Bank PLC £50,000,000 6.33 per cent. Subordinated Notes due 2032 (XS0102307724)
15.	Barclays Bank PLC (Woolwich Building Society) £200,000,000 9.5 per cent. Subordinated Bonds due 2021 (XS0068009637)
16.	Barclays Bank PLC £150,000,000 6.125 per cent Undated Subordinated Notes (XS0145875513) and £400,000,000 6.375 per cent Undated Subordinated Notes (XS0145875190)
17.	Barclays Bank PLC £525,000,000 7.125 per cent Undated Subordinated Notes (XS0118932366)
18.	Barclays Bank PLC (Woolwich Building Society) £150,000,000 Perpetual Subordinated Bonds (XS0071252919)
19.	Barclays Bank PLC £100,000,000 9 per cent. Permanent Interest Bearing Capital Bonds (XS0046132014)
20.	Barclays Bank PLC £200,000,000 Undated Floating Rate Primary Capital Notes Series 3 (XS0015014615)
21.	Barclays Bank PLC U.S.$750,000,000 Undated Floating Rate Primary Capital Notes Series 2 (GB0000777705) and up to $450,000,000 Undated Floating Rate Primary Capital Notes Series 2
22.	Barclays Bank PLC U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (GB0000779529)
23.	Barclays Bank PLC U.S.$600,000,000 Junior Undated Floating Rate Notes (GB0000784164)
24.	Barclays Bank PLC U.S.$3,000,000,000 7.625% Contingent Capital Notes due November 2022 (US06740L8C27)
25.	Barclays Bank PLC £135,000,000 Zero Coupon Notes due March 2038 (XS0096045025)

For further information, please contact:

Barclays International Treasury

1 Churchill Place

Canary Wharf

London E14 5HP